Pamela Catania Direct Dial: 804.823.4010 pcatania@kv-legal.com
September 15, 2016

VIA EDGAR AND FEDEX OVERNIGHT

Donald E. Field, Esq.
Attorney-Advisor
Office of Transportation and Leisure
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.,
Washington, DC 20549

Re:  VidAngel, Inc.
       Amendment No. 1 to Offering Statement on Form 1-A
       Filed September 14, 2016
       File No. 024-10596

Dear Mr. Field:

On behalf of VidAngel, Inc., a Delaware corporation (the “Issuer” or "VidAngel"), I am submitting the following letter to the U.S. Securities and Exchange Commission (the “Commission”) in response to the comment letter dated September 8, 2016 (the “Comment Letter”) to the Issuer’s Offering Statement on Form 1-A filed on August 12, 2016 (the “Offering Statement”) received from the staff of the Division of Corporation Finance (the “Staff”) of the Commission. This letter is being submitted contemporaneously with the filing of Amendment No. 1 to the Offering Statement (“Amendment No. 1”) containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1.

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company.

For the Staff’s ease of review, we have also provided two clean copies of Amendment No. 1, and two redline copies to show changes against the Offering Statement. All page references in the responses are to pages of the clean copy of Amendment No. 1.

Richmond Office | 1401 E. Cary St. | Richmond, VA 23219 | Phone: 804.823.4000
Richmond Office Mailing Address | P.O. Box 2470 | Richmond, VA 23218-2470

www.kv-legal.com

Donald E. Field
Attorney-Adviser
U.S. Securities and Exchange Commission
September 13, 2016

Part II

Offering Circular Cover Page

1. We note your disclosure that while subscriptions received in cash “will be kept in a separate non-interest bearing escrow account held by VidAngel,” subscriptions submitted through a purchaser’s VidAngel customer account “will not be escrowed by VidAngel.” Please advise what will happen with non-escrowed funds in the event the minimum is not reached and where such funds will be held. Please also revise to include a risk factor regarding the lack of an escrow account related to these funds and the risk to investors in the event of an unsuccessful offering.

Response to Comment No. 1. In response to the Staff’s comment, please see the Issuer’s revised disclosure on the cover page of Amendment No. 1. Please also see the additional risk factor on page 17 of Amendment No. 1. Proceeds from subscriptions in excess of $5,000 sent by wire transfer or ACH will be kept in a non-interest bearing escrow account held by Issuer Direct, Inc., or Issuer Direct. Proceeds from subscriptions in the amount of $5,000 or less will be initially deposited into VidAngel’s operating account. VidAngel expects most of the purchases of less than $5,000 to be made by their customers primarily using their credit cards on file with VidAngel. VidAngel’s credit card processor cannot split transactions so all deposits by it must be made to one account held by VidAngel. VidAngel will then take such funds and transfer them, daily, into a segregated non-interest bearing account held by VidAngel. In the event the minimum is not reached, all funds, whether deposited into the escrow account with Issuer Direct or into a segregated account with VidAngel, will be promptly returned to investors without interest in the event the minimum offering is not met or the offering is unsuccessful.

2. Please quantify in footnote 2, the total offering expenses to be borne by you in connection with the offering assuming the minimum and maximum offering conditions. Refer to Instruction 6 to Item 1(e) of Part II to Form 1-A.

Response to Comment No. 2. In response to the Staff’s comment, please see the Issuer’s revised disclosure on the cover page of Amendment No. 1 in footnote 2.

3. We note your disclosure in the third to last paragraph that “[p]rospective investors should carefully consider and review the RISK FACTORS.” Please revise the cross reference to include the page number where the section appears in the offering circular. Refer to Item 1(h) of Part II to Form 1-A.

Response to Comment No. 3: In response to the Staff’s comment, please see the Issuer’s revised disclosure on the coverpage of Amendment No. 1.

Donald E. Field
Attorney-Adviser
U.S. Securities and Exchange Commission
September 13, 2016

Summary, page 1

4. Please revise to briefly discuss the Disney Litigation. Please include enough information so investors can appreciate the litigation and the potential impact on your business and operations going forward. Please also include cross-references to the risk factor on page 7 and legal proceedings discussion on page 28.

Response to Comment No. 4: In response to the Staff’s comment, please see the Issuer’s revised disclosure on page 1 of Amendment No. 1. In response to the Staff’s comment, cross references to the risk factors on page 7 and legal proceedings discussion on page 28 have been included.

Plan of Distribution, page 20

5. Please reconcile your disclosure in the first paragraph on page 20 that your website will be the exclusive means by which prospective investor may subscribe in this offering,” with the disclosure in the third paragraph on page 20 indicating that certain transactions can be made on “Issuer Direct’s website.”

Response to Comment No. 5: In response to the Staff’s comment, please see the Issuer’s revised disclosure on page 20 of Amendment No. 1.

Management’s Discuss and Analysis, page 31

Growth Opportunity, page 31

6. We note that you appear to cite statistics which were commissioned by you. Please tell us why consents are not required to be filed for these figures. Refer to Item 17(11) of Part III to Form 1-A.

Response to Comment No. 6: In response to the Staff’s comment, we have obtained the consent of NRG Research Group. It is listed on the Exhibit Index as Exhibit 11.3 and we are filing the consent as an exhibit with Amendment No. 1.

Exhibit Index, page III-1

7. Please file an escrow agreement, if you have one, as an exhibit to the offering circular. Refer to Item 17(8) of Part III to form 1-A.

Donald E. Field
Attorney-Adviser
U.S. Securities and Exchange Commission
September 13, 2016

Issuer’s Response: In response to the Staff’s comment, the Issuer will enter into an escrow agreement with Issuer Direct. The escrow agreement will be filed with the next amendment.

The Issuer respectfully believes that the revisions to the Offering Statement contained in Amendment No. 1, and the supplemental information contained herein, are responsive to the Staff’s comments. Please feel free to contact me at the above number for any questions related to this filing. We appreciate the Staff’s timely response.

Very truly yours,

Pamela Catania

cc:          Neal Harmon (via electronic mail)
Robert R. Kaplan, Jr., Esq. (via electronic mail)

Enclosures